5 October 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 28 September 2026 to 2 October 2026 it purchased through JP Morgan Securities plc a total of 746,868 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
28/09/2026	151,577	2543	2456	2503.5372
29/09/2026	148,699	2522	2485	2500.5630
30/09/2026	149,123	2544	2461	2487.5005
01/10/2026	148,512	2535	2418	2482.5206
02/10/2026	148,957	2555	2513	2528.3316

Following the settlement of the above transactions, RELX PLC holds 86,076,451 ordinary shares in treasury, and has 1,743,014,323 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 81,968,579 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/6472X_1-2026-10-5.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66